SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For the month of July, 2003

Centerpulse Ltd.

(Translation of registrant’s name into English)

Andreasstrasse 15

CH-8050 Zurich

Switzerland

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒                                             Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                                                        No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           )

Centerpulse Ltd. is furnishing this Report on Form 6-K to furnish the media release confirming guidance for its 2003 annual results and announcing non-recurring items to be included in second quarter results, which is attached hereto as Exhibit 99.1.

99.1	Media Release, dated July 16, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CENTERPULSE LTD.

By:	/s/ David S. Wise

David S. Wise

Authorized Representative

Date:  July 21, 2003

EXHIBIT INDEX

Exhibit	Description

99.1	Media Release, dated July 16, 2003